SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D**

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 5)*

                        INTERSTATE HOTELS & RESORTS, INC.
               (formerly known as MeriStar Hotels & Resorts, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    46088S106
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Stock reported herein is 1,371,993, which constitutes approximately 6.8% of the shares outstanding. All ownership percentages set forth herein assume that there are 20,198,336 shares outstanding, based on the number of shares outstanding on August 13, 2002 as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  FW Hospitality, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO - Contributions from Partners

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 152,813 (1, 2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 0
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 152,813 (1, 2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  152,813

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, Group III 31, L.L.C.

2 See Item 4 herein. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Arbor REIT, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO - Contributions from Partners

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 152,813 (1, 2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 0
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 152,813 (1, 2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  152,813

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, Group Investors, L.L.C.

2 See Item 4 herein. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  MHX Investors, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO - Contributions from Partners

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 152,813 (1, 2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 0
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 152,813 (1, 2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  152,813

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, FW Group Genpar, Inc.

2 See Item 4 herein. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Cherwell Investors, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   12,382 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 12,382 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  12,382

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its sole stockholder, Acadia Partners, L.P.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group 31, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   813 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 813 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  813

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its president and sole shareholder, J. Taylor
     Crandall.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  MC Investment Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   9 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 9 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  9

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its sole stockholder, Penobscot Partners, L.P.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Penobscot Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   17,570 (1, 2)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 17,570 (1, 2)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,570(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1 Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.

2 Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 9 shares of Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  PTJ Merchant Banking Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   40,903 (1, 2)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 40,903 (1, 2)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,903(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its managing general partner, PTJ, Inc.

2 Solely in its capacity as the sole general partner of Penobscot Partners, L.P. with respect to 17,570 shares of Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  J. Taylor Crandall

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   55,616 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 152,813 (2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 55,616 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 152,813 (2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         208,429 (1, 2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 12,382 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 813 shares of Stock, and (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 40,903 shares of Stock.

2 Solely in his capacity as sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 152,813 shares of Stock. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity. See
     Item 4 herein.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Capital Partnership, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   9,150 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 9,150 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  9,150

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, Capital GenPar, L.L.C.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Keystone, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   38,673 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 38,673 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  38,673

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its president and sole director, Robert M. Bass.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Robert M. Bass

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   54,474 (1)
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 54,474 (1)
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         54,474(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as president and sole director of Keystone, Inc. with respect to 38,673 shares of Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Oak Hill Capital Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO - Contributions from Partners

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 709,091 (1, 2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 0
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 709,091 (1, 2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  709,091

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, OHCP GenPar, L.P.

2 See Item 4 herein. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Oak Hill Capital Management Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO - Contributions from Partners

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER: 18,181 (1, 2)
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER: 0
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER: 18,181 (1, 2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  18,181

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its general partner, OHCP GenPar, L.P.

2 See Item 4 herein. By virtue of the Stockholder and Board Composition Agreement, certain of the parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 18, 1998, as amended by Amendment No. 1 dated April 27, 1999, as amended by Amendment No. 2 dated January 19, 2000, as amended by Amendment No. 3 dated December 19, 2000, as amended by Amendment No. 4 dated May 3, 2002 (the "Schedule 13D"), in respect of the Common Stock, par value $0.01 per share, of Interstate Hotels & Resorts, Inc. (formerly known as MeriStar Hotels & Resorts, Inc.)(the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

                  Item 1 is amended by adding to the end thereof the following:

                  The Issuer and Interstate Hotels Corporation, a Maryland corporation ("Interstate"), entered into an Agreement and Plan of Merger, dated May 1, 2002 and as amended on June 3, 2002 (the "Merger Agreement"), pursuant to which Interstate merged with and into the Issuer (the "Merger"). The Merger was completed on July 31, 2002. Immediately after the effective time of the Merger, the Issuer also effected a one-for-five reverse split of its Common Stock.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Items 2(b)-(c) are hereby partly amended by adding at the end thereof the following:

                  CAPITAL

                  Capital Partnership has been reconstituted as Capital Partnership, L.P., a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Capital GenPar is the sole general partner of Capital.

                  Capital GenPar, L.L.C. is a Delaware limited liability company, the principal business of which is serving as the general partner of Capital. The principal business address of Capital GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Group VI 31, L.L.C. is the sole member of Capital GenPar. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Capital GenPar is as follows:


                  RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME              BUSINESS ADDRESS                      OR EMPLOYMENT
----              ----------------                      -------------

Crandall          See above.                            See above.

W.R. Cotham       See above.                            See above.

                  RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME              BUSINESS ADDRESS                      OR EMPLOYMENT
----              ----------------                      -------------

Gary W. Reese     See above.                            See above.

                  Group VI 31, L.L.C. is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group VI, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group VI. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group VI is as follows:


                  RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME              BUSINESS ADDRESS                      OR EMPLOYMENT
----              ----------------                      -------------
Crandall           See above.                           See above.

W.R. Cotham        See above.                           See above.

Gary W. Reese      See above.                           See above.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding to the end thereof the following:

                  Immediately prior to the closing of the Merger, the Issuer, certain of the Reporting Persons (specifically OHCP, OHMP, Arbor, Hospitality and MHX (collectively the "MeriStar Stockholders")), CGLH Partners I LP, CGLH Partners II LP (together with CGLH Partners I LP, the "CGLH Partnerships") and certain other stockholders of the Issuer entered into a Stockholder and Board Composition Agreement, dated as of July 31, 2002 (the "Stockholder and Board Composition Agreement"). As further described in Item 6 below, the Stockholder and Board Composition Agreement contains provisions regarding the composition of the Issuer's Board of Directors.

                  By virtue of the Board Composition Agreement, the CGLH Partnerships and other parties to the Stockholder and Board Composition Agreement may be deemed to have beneficial ownership of the Stock beneficially owned by the MeriStar Stockholders. The Reporting Persons hereby disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity. The CGLH Partnerships and certain other stockholders have jointly filed a separate Schedule 13D.

                  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13(D) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) is hereby amended in its entirety as follows:

                  HOSPITALITY

                  Hospitality beneficially owns 152,813 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

                  ARBOR

                  Arbor beneficially owns 152,813 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

                  MHX

                  MHX beneficially owns 152,813 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

                  CHERWELL

                  Cherwell beneficially owns 12,382 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

                  GROUP 31

                  Group 31 beneficially owns 813 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

                  MCI

                  MCI beneficially owns 9 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

                  PENOBSCOT

                  Because of its position as the sole stockholder of MCI, and because of its direct ownership of 17,570 shares of Stock, Penobscot may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,570 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

                  PTJ MERCHANT

                  Because of its position as the sole stockholder of Penobscot, and because of its direct ownership of 23,333 shares of Stock, PTJ Merchant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 40,903 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

                  CRANDALL

                  Because of his position as the president of each of Acadia MGP, Group 31 and PTJ, because of his position as the sole member of Group III, and because of his direct ownership of 1,518 shares of the Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 208,429 shares of Stock, which constitutes approximately 1.0% of the outstanding shares of Stock.

                  CAPITAL

                  Capital beneficially owns 9,150 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

                  KEYSTONE

                  The number of shares of the Stock that Keystone owns beneficially is 38,673, which constitutes approximately 0.2% of the outstanding shares of the Stock.

                  R. BASS

                  Because of his position as sole director of Keystone, and because of his direct ownership of 15,801 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 54,474 shares of Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

                  OHCP

                  OHCP beneficially owns 709,091 shares of the Stock, which constitutes approximately 3.5% of the outstanding shares of the Stock.

                  OHCMP

                  OHCMP beneficially owns 18,182 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

                  ITEM 2 PERSONS

                  Information with respect to the Item 2 persons is amended as set forth on Schedule I attached hereto.

                  Item 5(b) is hereby amended in its entirety as follows:

                  HOSPITALITY

                  By virtue of the Stockholder and Board Composition Agreement, Hospitality, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 152,813 shares of stock with certain of the parties to the Stockholder and Board Composition Agreement. Hospitality disclaims such group status.

                  ARBOR

                  By virtue of the Stockholder and Board Composition Agreement, Arbor, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the vote and to dispose or to direct the disposition of 152,813 shares of stock with certain of the parties to the Stockholder and Board Composition Agreement. Arbor disclaims such group status.

                  MHX

                  By virtue of the Stockholder and Board Composition Agreement, MHX, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the vote and to dispose or to direct the disposition of 152,813 shares of stock with certain of the parties to the Stockholder and Board Composition Agreement. MHX disclaims such group status.

                  CHERWELL

                  Acting through its president, Cherwell has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,382 shares of the Stock.

                  GROUP 31

                  Acting through Crandall, its President, Group 31 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 813 shares of the Stock.

                  MCI

                  Acting through its sole stockholder, MCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9 shares of Stock.

                  PENOBSCOT

                  Acting through its sole general partner, and in its capacity as the sole stockholder of MCI with respect to 9 shares of the Stock, Penobscot has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,570 shares of Stock.

                  PTJ MERCHANT

                  In its capacity as the sole general partner of Penobscot, and acting through its managing general partner, PTJ Merchant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,903 shares of Stock.

                  CRANDALL

                  By virtue of the Stockholder and Board Composition Agreement, Crandall, in his capacity as the sole member of Group III, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 152,813 shares of Stock with certain of the parties to the Stockholder and Board Composition Agreement. Crandall disclaims such group status. In his capacity as the president and sole shareholder of Acadia BGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,382 shares of Stock. In his capacity as the president and sole shareholder of Group 31, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 813 shares of Stock. In his capacity as the president and sole stockholder of PTJ, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,903 shares of Stock. In his individual capacity, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,518 shares of Stock.

                  CAPITAL

                  Acting through its managing partner, Capital GenPar, Capital has the sole power to vote or to direct the vote and to dispose or direct the disposition of 9,150 shares of the Stock.

                  KEYSTONE

                  Acting through R. Bass, its president and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,673 shares of the Stock.

                  R. BASS

                  In his capacity as the sole director and president of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,673 shares of Stock. In his individual capacity, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,801 shares of Stock.

                  OHCP

                  By virtue of the Stockholder and Board Composition Agreement, OHCP, acting through GenPar, may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of 709,091 shares of the Stock with certain of the parties to the Stockholder and Board Composition Agreement. OHCP disclaims such group status.

                  OHCMP

                  By virtue of the Stockholder and Board Composition Agreement, OHCMP, acting through GenPar, may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of 18,182 shares of the Stock with certain of the parties to the Stockholder and Board Composition Agreement. OHCMP disclaims such group status.

                  ITEM 2 PERSONS

                  Information with respect to the Item 2 Persons is attached hereto as Schedule I.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding at the end thereof the following:

                  As noted in Item 4 above, immediately prior to the closing of the Merger, the Issuer, certain of the Reporting Persons (specifically the MeriStar Stockholders), the CGLH Partnerships and certain other stockholders of the Issuer entered into a Stockholder and Board Composition Agreement. Pursuant to the Stockholder and Board Composition Agreement, the Issuer and certain stockholders of the Issuer agreed that for the 18 months following the Merger, if any of the five directors designated by the CGLH Partnerships resigns, retires, or is no longer able to serve then the majority of the remaining five CGLH Partnership designee directors will have the right to designate a person for nomination to be a successor to the director no longer serving. The Issuer agreed to use its best efforts to have such nominee nominated and elected. The agreement also contained analogous provisions relating to election of directors of the Issuer who had formerly been directors of MeriStar Hotels & Resorts, Inc, and directors of Interstate Hotels Corporation (other than the affiliates of the CGLH Partnerships).

                  References to, and descriptions of, the Stockholder and Board Composition Agreement in Items 4 and 6 are qualified in their entirety by reference to the full text of that agreement, a copy of which appears as exhibit
9.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2002, and which is incorporated in Items 4 and 6 in its entirety where such references and descriptions appear.

                  Except as set forth herein or in the Exhibits filed herewith or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT                    DESCRIPTION

Exhibit 1 Stockholder and Board Composition Agreement, dated as of July 31, 2002, by and among MeriStar Hotels & Resorts, Inc. and each of the stockholders party thereto (incorporated by reference to Exhibit 9.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7,
                           2002).

Exhibit 2 Joint Filing Agreement pursuant to Rule 13d-1(k)(iii) among the Reporting Persons, filed herewith.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 2002

                                     FW HOSPITALITY, L.P.

                                     By:    GROUP III 31, L.L.C.,
                                            general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                     ARBOR REIT, L.P.

                                     By:    GROUP INVESTORS, L.L.C.,
                                            general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                     MHX INVESTORS, L.P.

                                     By:    FW GROUP GENPAR, INC.,
                                            general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                            /s/ Kevin G. Levy
                                            -------------------------------
                                            KEVIN G. LEVY

                                     As Vice President of each of CHERWELL
                                     INVESTORS, INC., GROUP 31, INC. and MC
                                     INVESTMENT CORPORATION

                                     PENOBSCOT PARTNERS, L.P.

                                     By:    PTJ MERCHANT BANKING PARTNERS, L.P.
                                            general partner

                                     By:    PTJ, INC.
                                            managing general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                     PTJ MERCHANT BANKING PARTNERS, L.P.

                                     By:    PTJ, INC.
                                            managing general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                            /s/ Kevin G. Levy
                                            -------------------------------
                                            KEVIN G. LEVY
                                            As Attorney-in-Fact for:
                                            J. TAYLOR CRANDALL (1)

                                     CAPITAL PARTNERSHIP, L.P.

                                     By:  CAPITAL GENPAR, L.L.C.
                                          general partner

                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                     KEYSTONE, INC.


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President

------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                            /s/ Kevin G. Levy
                                            -------------------------------
                                            KEVIN G. LEVY
                                            As Attorney-in-Fact for:
                                            ROBERT M. BASS (1)


                                     OAK HILL CAPITAL PARTNERS, L.P.

                                     By:    OHCP GENPAR, L.P., general partner

                                     By:    OHCP MGP, L.L.C., general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


                                     OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                     By:    OHCP GENPAR, L.P., general partner

                                     By:    OHCP MGP, L.L.C., general partner


                                     By:    /s/ Kevin G. Levy
                                            -------------------------------
                                            Kevin G. Levy, Vice President


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                   SCHEDULE I

Item 5(a)

To the actual knowledge of the Reporting Persons, the following persons beneficially own the number of shares of Stock set forth opposite their names:


NAME                           NUMBER OF SHARES
----                           ----------------

FW Group                                    118

Wolfson                                   1,423

Brown                                     1,523

Doctoroff                                13,576

Gruber                                   13,406

August                                   15,640

Monsky                                    2,546

Bernstein                                 6,754

Alexander                                   406

Delatour                                  1,108

Scotto                                      406

Bohnsack                                  1,661

Krase                                     1,369

Wallach                                      98

Oak Hill                                  2,830

Stevenson                                   398

Walker Trust                                750

William Trust                               750

William Janes                             1,830

Item 5(b)

The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.

                                  EXHIBIT INDEX

                                   DESCRIPTION


EXHIBIT                    DESCRIPTION
-------                    -----------

Exhibit 1 Stockholder and Board Composition Agreement, dated as of July 31, 2002, by and among MeriStar Hotels & Resorts, Inc. and each of the stockholders party thereto (incorporated by reference to Exhibit 9.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7,
                           2002).

Exhibit 2 Joint Filing Agreement pursuant to Rule 13d-1(k)(iii) among the Reporting Persons, filed herewith.